UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT of 1934

For the Month of November 2017

001-37521

(Commission File Number)

INTEC PHARMA LTD.

(Translation of registrant’s name into English)

12 Hartom Street
Har Hotzvim, Jerusalem 9777512, Israel

(+972) (2) 586-4657

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover

Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(l): _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): _________

EXPLANATORY NOTE

Attached hereto as Exhibit 99.1, and incorporated by way of reference, is a convenience translation into English of a notice published by Intec Pharma Ltd., or the Company, on November 1, 2017, in two daily Israeli newspapers and entitled “Notice of Annual General Meeting of Shareholders” (the “Notice”). The attached Notice was published pursuant to the requirements of the Israeli law, and the original version of the notice is in Hebrew. The foregoing document is attached for information purposes only and does not constitute a proxy solicitation on behalf of the Company. The Company’s proxy solicitation materials for distribution in the United States will be furnished to the Securities and Exchange Commission separately on or about November 6, 2017.

In addition, on November 1, 2017, the Company issued a press release titled “Intec Pharma Ltd. Announces Changes to Its Board of Directors.” A copy of the press release is attached hereto as Exhibit 99.2 and incorporated by reference into the Company’s registration statements on Form S-8 (Files No. 333-209700 and No. 333-212801) and F-3 (Files No. 333-217189 and No. 333-218539).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTEC PHARMA LTD.

	By:	/s/ Nir Sassi
Name: Nir Sassi
Title: Chief Financial Officer

Date: November 1, 2017

EXHIBIT INDEX

Exhibit No.	Description

99.1	Convenience Translation from Hebrew of Notice of Annual General Meeting of Shareholders, dated November 1, 2017.

99.2	Press release titled: “Intec Pharma Ltd. Announces Changes to Its Board of Directors,” dated November 1, 2017.